FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

     COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56
Corporate Registry ID (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions of CVM Instruction 319/99, amended by CVM Instruction 320/99 and 349/01, and of CVM Instruction 358/2002, amended by CVM Instructions 369/02 and 449/07, publicly informs its shareholders and the market the merger conditions by CBD of the companies controlled by it, namely, Auto Posto Sigua Ltda. (“Auto Posto Sigua)”), Auto Posto MFP Ltda (“Auto Posto MFP”), Lourenção Supermercados Ltda (“Lourenção”), Obla Participações Ltda (“Obla”), Nova Saper Participações Ltda (“Nova Saper”) and Versalhes Comércio de Produtos Eletroeletrônicos Ltda (“Versalhes” and jointly with the companies referred to herein, hereinafter “Merged Companies”), operation which will be submitted to the examination of the shareholders of CBD at the Extraordinary General Meeting to be called for July 30, 2007.

1. Justification and Benefits of the Operation:

1.1 The merger of the net assets of the Merged Companies by CBD will enable an administrative and management simplification, decreasing operating costs and providing agility in the development of the activities exercised by the Merged Companies and by CBD.

1.2 This operation will enable CBD to obtain tax savings arising from the goodwill amortization stemming from the acquisition of control and/or capital stock subscription of quotas representing the capital stock of the Merged Companies by CBD (“Goodwill”).

1.3 As a result of the merger, the Merged Companies will be extinguished of perfect right, succeeding CBD all rights and obligations related to them.

2. Current Shareholding Structure:

2.1 CBD, on this date, holds quotas representing at least 90% of the capital stock of each one of the Merged Companies.

2.2 Previously to the merger operation, the partners holding remaining quotas of the capital stock of the Merged Companies will submit and transfer these quotas to CBD, which will become, for exclusive purposes of the merger and for the time required to conclude the operation, the sole partner of the Merged Companies.

3. Appraisal and Equity Variations:

3.1 To conduct the appraisal, at book value, of the net equity of the Merged Companies to be transferred to CBD by virtue of the merger, the managements of CBD and of the Merged Companies appointed Ernst & Young Auditores Independentes, with headquarters in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5th and 6th floors, with Corporate Taxpayer’s ID (CNPJ/MF) 61.366.936/0001 -25, as the company responsible for the preparation of the appraisal reports (“Appraisal Company”). The appointment of the Appraisal Company will be submitted to the approval of CBD’s shareholders at the Extraordinary General Meeting called for July 30, 2007.

3.2 The net equity of the Merged Companies will be appraised pursuant to Articles 183 and 184 of Law 6,404/76, based on the balance sheet of these companies drawn up on June 30, 2007, duly audited by Ernst & Young Auditores. The reference date of the merger is June 30, 2007.

3.3 The equity variations which occurred between the reference date of the Merger and the date of the Merger will be recognized and registered in CBD in accordance with the applicable accounting rules.

4. CBD’s Capital Composition after the Merger:

4.1 The merger will not result in an increase or decrease in the capital stock of CBD and/or in any change in the rights or advantages attributed to any type or class of shares currently issued by CBD. Accordingly, the merger will not result in any change in the Company’s corporate purpose, in view that, at the moment of the merger, the activities mentioned in the corporate purpose of the Merged Companies are also exercised by CBD.

5. Liabilities:

5.1 CBD is not aware of any contingent liability or liability not accounted to be transfer to CBD by virtue of the merger.

6. Operation Costs:

6.1 The total costs of the merger purpose of this material fact is estimated to be three hundred thousand reais (R$300,000.00), related to services provided in the preparation of the appraisal reports, legal advisory services, legal publications, filling of corporate acts in the Trade Board, registration of real estate transfer and other expenses required for this merger.

7. Previous Corporate and Business Acts Related to the Merger:

7.1 The managements of CBD and of the Merged Companies approved the operation, and the respective Protocol and Justification of Merger was executed on July 11, 2007.

8. Replacement Relation:

8.1 In view that on the date of the merger CBD will be the owner of the total quotas representing the capital stock of the Merged Companies, the provisions of article 264 of Law 6,404/76 do not apply to this merger operation.

9. Extinguishment of the Quotas of the Merged Companies owned by CBD:

9.1 By virtue of the merger, the quotas representing the capital stock of the Merged Companies owned by CBD will be extinguished, and, after the merger, CBD’s capital stock composition, according to types and classes of shares, will remain unchanged.

10. Right to Withdraw

10.1 Pursuant to Articles 136 and 137 of Law 6,404/76, there will be no right to withdraw for CBD’s shares as a consequence of the Merger.

11. Absence of Conflict of Interests:

11.1 The Appraisal Company presented, in writing, the absence of any conflict of interest concerning the preparation of the aforementioned appraisal reports and other related activities.

12. Availability of Documents of the Operation:

12.1 The documents related to the Merger produced up to this date, including the Protocol and Justification of Merger and the definite Appraisal Reports, are made available to shareholders, as of this date, at CBD’s headquarters, located at Av. Brigadeiro Luiz Antonio, 3142, in the City of São Paulo, State of São Paulo.

13. Conditions which the Merger operation is subject to:

13.1 The bases of the operation purpose of this material fact, which are provided for in details in the Protocol of Merger and Justification are subject to final approval of the shareholders at CBD’s Extraordinary General Meeting, to be held on July 30, 2007. The Merger operation will not be submitted to Brazilian regulation or competition defense authorities, once it does not represent concentration act as provided for in the applicable law.

São Paulo, July 13, 2007

Investor Relations Department

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 16, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.